# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Strategic Total Return Fund, CIK 0001275214
CUSIP: 128125*86
Title of class of securities: Series H Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 2020 Calamos Court, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 08/26/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000726865

## Reporting persons
- The Lincoln National Life Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Indiana (IN); sole voting power 0; shared voting power 80,000; sole dispositive power 560,000; shared dispositive power 80,000; aggregate amount beneficially owned 640,000 (10.6% of the class)
  Comment: The amount reported includes 80,000 Series H Mandatory Redeemable Preferred Shares held of record by Lincoln Life & Annuity Company of New York, an affiliate of the Reporting Person under common ownership by Lincoln National Corporation.

## Item 1. Issuer
Name of issuer: Calamos Strategic Total Return Fund
Address of issuer's principal executive offices: 2020 Calamos Court, c/o Calamos Advisors LLC, Naperville, Illinois 60563

## Item 2. Person Filing
Name of person filing: This Statement is filed by The Lincoln National Life Insurance Company ("LNL"). The Series H Mandatory Redeemable Preferred Shares reported herein consist of shares held of record by LNL and by its affiliate, Lincoln Life & Annuity Company of New York ("LLANY"), a fellow subsidiary of Lincoln National Corporation under common ownership with LNL. LNL and LLANY acquired their respective Series H Mandatory Redeemable Preferred Shares pursuant to the Securities Purchase Agreement, dated as of August 26, 2026, by and among Calamos Strategic Total Return Fund and the purchasers named therein. Nomura Investment Management Advisers, a series of Nomura Investment Management Business Trust, acts as investment adviser and attorney-in-fact for each of LNL and LLANY with respect to the Series H Mandatory Redeemable Preferred Shares.
Address of principal business office or, if none, residence: The Lincoln National Life Insurance Company: 1301 South Harrison Street, Fort Wayne, Indiana 46802. Lincoln Life & Annuity Company of New York: 120 Madison Street, Suite 1310, Syracuse, New York 13202.
Citizenship: The Lincoln National Life Insurance Company is domiciled in the State of Indiana. Lincoln Life & Annuity Company of New York is domiciled in the State of New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 640,000 shares (560,000 shares held directly by The Lincoln National Life Insurance Company and 80,000 shares held directly by Lincoln Life & Annuity Company of New York, an affiliate)
Percent of class: 10.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 80,000
Sole power to dispose or to direct the disposition: 560,000
Shared power to dispose or to direct the disposition: 80,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Lincoln National Life Insurance Company: /s/ Zachary Illig, Zachary Illig, Assitant Vice President (09/02/2026)